                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company .

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this press release. Telecom Italia Spa undertakes no obligation to release publicly the results of any revisions to these forward-looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telecom Italia Spa business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

PRESS RELEASE

RICCARDO RUGGIERO ILLUSTRATES WIRELINE BUSINESS UNIT’S STRATEGY AND TARGETS FOR THE PERIOD 2005-2007 TO THE FINANCIAL COMMUNITY

TARGETED AVERAGE ANNUAL ORGANIC REVENUE GROWTH BETWEEN 1% AND 2% AND EBIT GROWTH BETWEEN 2.5% AND 4%

PLANNED INVESTMENTS OF €7.3 BILLION, OF WHICH AROUND €800 MILLION  FOR EUROPEAN BROADBAND PROJECTS

8 MILLION BROADBAND ACCESSES EXPECTED IN ITALY BY 2007 AND 11 MILLION INNOVATIVE HANDSETS

Milan, April 12, 2005 - Telecom Italia’s CEO Riccardo Ruggiero is today illustrating the Wireline Business Unit’s targets for the period 2005-2007 to the financial community.

The expected targets, applying IAS/IFRS accounting standards, for the period 2005-2007 indicate the following organic average annual growth:

-

between 1% and 2% revenue growth before changes in the consolidation area, exchange rate impact and exceptional items;

-

between 2% and 3.5% EBITDA growth, before changes in the consolidation area, exchange rate impact and exceptional items;

-

between 2.5% and 4% EBIT growth before changes in the consolidation area, exchange rate impact and exceptional items.

The achievement of these targets will mainly focus on:

•

expansion of the domestic broadband portfolio to a total of 8 million accesses by the end of 2007;

•

an increased number of customers using value-added services,,up to 60% of all customers in Italy by the end of the three-year period;

•

take-up of innovative handsets, of which 11 million are expected to be in operation by the end of the period;

•

a stronger presence in the international markets where companies belonging to Wireline operate..

Overall investments (in Italy and internationally) are expected to total €7.3 billion over the 2005-2007 period, a 1 billion increase compared to the €6.3 billion indicated for the 2004-2006 period. €6.5 billion will be invested in the domestic market, including about €2.1 billion for broadband and about €700 billion for new terminals.

By leveraging on the success of Broadband services achieved in the domestic market, Wireline aims to expand into the European market where it plans to invest the remainder, approximately €800 million.

The key 2007 objectives set for European markets are:

•

2.5 million total customers;

•

revenues in excess of €1 billion;

•

an EBITDA margin of around 20% of revenues;

•

a positive EBIT contribution.

At the end of March 2005, total Broadband accesses equaled 4,872,000 of which 4,350,000 in Italy and 522,000 in Europe. Taking narrowband accesses (188,000) into consideration, accesses for the rest of Europe totaled 710,000, of which 305,000 in Germany, 205,000 in France and 200,000 in Holland.

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relations

This  press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations with respect to our customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties that could significantly effect expected results and actual results may differ materially from those projected or implied in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.  Tim Spa undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Tim Spa business or acquisition strategy or to reflect the occurrence of unanticipated events.  Analysts and investors are encouraged to consult the Company’s periodic reports and announcements, which are regularly posted on the Company’s website.

MARCO DE BENEDETTI ILLUSTRATES THE MOBILE BUSINESS UNIT’S STRATEGY AND TARGETS FOR THE PERIOD 2005-2007 TO THE FINANCIAL COMMUNITY

TARGETED AVERAGE ANNUAL REVENUE GROWTH FOR THE MOBILE SECTOR BETWEEN 7-8% AND EBIT GROWTH BETWEEN 12-13%

PLANNED TIM GROUP INVESTMENTS OF € 5.6 BILLION

STRENGTHENING TIM’S LEADERSHIP:

IN ITALY 18.7 MILLION UMTS AND EDGE LINES EXPECTED IN 2007

IN BRAZIL OVER 22 MILLION LINES EXPECTED IN 2007

Milan, April 12, 2004 - Marco De Benedetti, TIM’s Chief Executive Officer presents the strategic objectives of the Mobile Business Unit for the 2005-2007 three-year period.

Increasingly shorter technology cycles, constantly evolving customer demands, expansion of technological and business frontiers all emphasize the complex scenario  for the telecommunications industry  as well as the great market opportunities that it offers.

The current industry trend is technological convergence and TIM is once again ready to play a cutting-edge role, taking full advantage of the opportunities offered by the new business cycle.

The operating targets for 2005-2007  highlight an expected average double-digit profitability growth at  consolidated level For the Business Unit.

Targets are measured according to IAS/IFRS accounting principles, on a comparable consolidation area – thus  excluding subsidiaries, Digitel in Venezuela and Tim Hellas in Greece - and exchange-rate; excluding  , at the same time,  extraordinary items. More in detail:

- Consolidated revenues: expected average growth between 7- 8%
- Consolidated EBITDA: expected average growth between 10-11%

- Consolidated EBIT: expected average growth between 12-13%

The capex plan for 2005-2007  amounts to approx. Euro 5.6 billion, of which Euro 4 billion for the domestic business and Euro 1.6 billion for the development of the national network in Brazil.

Italy

The challenge facing TIM in Italy is to anticipate and accelerate industry trends.

TIM will be able to achieve a unique market positioning by taking advantage of the growing opportunity offered by technological convergence (such as compatible standards for mobile and fixed platforms) enhanced by the integration process with Telecom Italia, and its cutting-edge development plan of the UMTS network, strengthened by the EDGE strategy.

As previously mentioned, planned investment over the 2005-2007 period is approximately Euro 4 billion, reflecting cost saving synergies with the Telecom Italia infrastructure reinvested in  innovation processes and for the development  of the UMTS network.

More specifically, investments for  the development of the UMTS network will amount to over Euro 1 billion over the 2005-2007 period, and are  aimed at increasing population coverage to 80% by the end of the three-year period.

The number of UMTS lines alone on the TIM network is planned at approx. Euro 9.4 million by 2007. The total number of third-generation lines (i.e. including also EDGE lines) on the TIM network should reach about Euro 18.7 million by the end of the three-year period, thus making TIM once again the leader in innovation in the mobile business with a 54% third-generation line market share.

The average growth rate expected for value-added-services (VAS) during 2005-2007 is over 20% YoY. This reflects one of TIM’s main targets, i.e. customer education in the use of new innovative services associated to a reduced complexity perceived by customers.

This strategy will be accompanied by a differentiated voice service and an upgrade in the efficiency and effectiveness of customer care as well as distribution systems, thus ensuring a full  customer base valorization, setting a 3%-4% average revenue growth target for the three-year period.

At the same time, TIM will continue focusing on making processes more efficient, allowing the company to maintain one of the highest profitability levels in the industry.

The expected EBITDA growth rate is 4-5%, the expected EBIT growth rate is 5-6%.

Preliminary indicators for the first quarter of 2005 show a positive trend of the domestic business.  Voice traffic volume increased by approximately 3% (compared to the same period in 2004),  against an  average price stability compared to last quarter of 2004. The sale of TIM Turbo innovative handsets continues (44% of the volumes sold in the first quarter of the year) with a positive impact on the use of innovative value added services. The ratio of innovative VAS to total VAS turnover reached 31% (approx. +12 percentage points compared to Q1 2004)

Brazil

Growth in Brazil is accelerating, sustained by the solid outlook for the Brazilian economy: market expectations are for 95 million lines and a 49% penetration rate by 2007.

TIM’s objective is to reinforce its number two position in a market growing faster than expected while reaffirming its undisputed leadership in the high-end of the market. All this by increasing the value of the company's successful strategy used for the brand name and for the range and quality of services. These are the main guidelines for the development of the TIM Group's operations in Brazil.

Based on these strategic objectives, TIM confirms again a 24% expected market share for 2007 with over 22 million lines. Expected average growth of revenues for the three years is 22-23%. In terms of profitability, EBITDA is expected to grow approximately by 90-95% in the three years, with a ratio to revenues higher than 30% in 2007.

The results achieved in the first two months of 2005 fully reflect the assumptions on which the three-year period targets are based. Whilst the market grew approximately by 41%, TIM Brasil lines increased by 62% reaching  14.2 million, for a total market share of 21.1% and an incremental market share of 36.4%. The performance in the S. Paolo region, where TIM Brasil, with over 3 million lines (+122.4% compared to February 2004 vs a regional market development of 36%), reached a total market share of 18.1% (+0.9 percentage points compared to the end of December 2004), is particularly positive .

**

As previously mentioned, all these targets are measured according to IAS/IFRS accounting principles, on a comparable consolidation area and exchange-rate and, at the same time,  excluding extraordinary items.

     Telecom Italia Media Relations

TIM Press Office

Tel. +39 06 3688 2499/2610

www.tim.it

www.telecomitalia.it/stampa

        TIM Investor Relations: +39 06 3900 3798

        www.investor.tim.it

PRESS RELEASE

SAFE HARBOUR

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this press release and include statements regarding the intent, belief or current expectations with respect to our customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activities and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties that could significantly affect expected results and actual results may differ materially from those projected or implied in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this press release. Telecom Italia Media Spa undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in Telecom Italia Media Spa business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

ENRICO PARAZZINI ILLUSTRATES TELECOM ITALIA MEDIA’S STRATEGIC OBJECTIVES FOR THE PERIOD 2005 – 2007 (FOLLOWING THE RESTRUCTURING OF THE INTERNET SECTOR) TO THE FINANCIAL COMMUNITY

TI Media: expected average annual revenue growth of around 15-20% and net positive EBITDA in 2007 – the planned investment for the period amounts to €165 million (to be supplemented by financial resources totalling €250 million generated from sale of internet activities)

Television: expected annual revenue growth of 25-30%, and net positive EBITDA  in 2007

Major improvements expected also for APCom and Buffetti

Milan, 12 April 2005 – Enrico Parazzini, Managing Director of Telecom Italia Media, will today present the Group’s strategic objectives for the period 2005–2007, following the restructuring of the internet sector.

Foreword

On  April 4 2005, the Boards of Telecom Italia Media and Telecom Italia approved a restructuring plan that envisaged concentrating all the Group’s internet assets so as to allow TI Media to focus on its media activities and sufficient financial resources to develop its business. Specifically, the plan entails the acquisition of Virgilio and Tin.it from TI Media by Telecom Italia for a price of €950 million. Using the financial resources obtained from the sale of these assets, TI Media will: make new investments in its media business for approximately €250 million in  the period 2005-2007; buy back own shares in the first half of 2005, within the limits permitted by law, for an amount of around €148 million; distribute dividends in 2006, for current estimated value is €550 million. Also, before the end of 2005, La7 Televisioni is to be merged into TI Media.

With reference to the new structure of the Telecom Italia Media Group and in line with the new international accounting and financial reporting standards (IAS/IFRS), in the three financial years 2005-2007 we expect the following results:

•

an average annual growth in revenues of around 15-20%;

•

net positive EBITDA in 2007;

•

planned investments of €165 million.

As indicated above, the sale of Virgilio and Tin.it to Telecom Italia generate an additional for approximately €250 million in financial resources, which will be channelled into further investments.

Television (La7-MTV)

The following IAS/IFRS-compliant results are expected for 2005-2007:

•

an average annual growth of 25-30% in revenues;

•

net positive EBITDA  in 2007.

These goals may be achieved by expanding digital terrestrial television, where both the technology and the business models are evolving rapidly (especially after the launch of the pay-per-view service), and by enhancing both La7 and MTV’s position in the analogue market, where we intend to continue with our ongoing process of improvement.

Telecom Italia Media is currently one of the most active digital terrestrial operators. Its multiplex covers 70% of the Italian population and it has already sold 560,000 prepaid cards (for pay-per-view football broadcasts).

The company plans to extend and improve its coverage over the next three years, especially in digital terrestrial broadcasting, and aims to enrich the content it delivers (both free-to-air and pay-TV) as well as its interactive services. By leveraging the television skills of the Group, the company will also be able to develop new channels (free-to-air and pay-TV) to meet the growing demand for diversified content (music, culture, news entertainment etc).

News (APCom)

The following IAS/IFRS-compliant results are expected for 2005-2007:

•

an average annual growth of 40% in revenues;

•

net positive EBITDA in 2007.

These targets may be achieved through the development of innovative and customised multimedia content (audio/video news), the expansion of the portfolio of institutional customers and the delivery of new services.

Office Products (Buffetti)

The following IAS/IFRS-compliant results are expected for 2005-2007:

•

an average annual growth of around 5-10% in revenues;

•

net EBITDA amounting to 9% of revenues in 2007 (6.4% in 2004);

•

a total cash-flow of €22 million.

These results may be reached by expanding the range of products and innovative services, consolidating the supply of traditional products, developing Buffetti-branded products with higher profit margins, and strengthening all sales channels (direct sales and affiliated).

Preliminary results for the first quarter of 2005

Preliminary results at 31 March 2005, compared with those for the corresponding period of 2004, show that gross advertising revenues increased for both La7 and MTV. The former rose from €19 million to €23 million (+23%) and MTV from €13.5 million to €16.2 million (+20%). Viewers for La7 have also increased: the average audience share in the period rose to 2.5%, an improvement of 13% compared with the corresponding period of the previous year (2.2%). In the same period, APCom continued to enlarge its portfolio of institutional clients (+18% year to date), and, by  following a multi-channel sales strategy, Buffetti increased sales from its direct outlets by 3%. As regards the internet business, in the first quarter of 2005, the number of Tin.it ADSL customers rose to 319,000 (+72% compared with the first quarter of 2004), while Virgilio registered a total of 2.3 billion page views (+18% compared with the corresponding period of the previous year).

Media Relations

 Telecom Italia Media Press Office

+39.06.3688.2610

www.telecomitalia.it/press

Investor Relations

+39.06.5144.8424

www.investor.telecomitaliamedia.it

investor.relations@telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 12th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager